Dico, Inc.

3445 Lawrence Ave

Oceanside, NY 11572

Telephone: (516) 620-0974

March 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dico, Inc.

Registration Statement on Form S-1

Filed January 29, 2014

File No. 333-333-193618

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity and illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

We have amended our disclosure to indicate that we are a shell company.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

-

 Your disclosure indicates that you are a development stage company issuing penny stock;

-

 You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

-

 You have a net loss of $422 to date and you have not generated any revenues to date;

-

 You have assets consisting only of $2,268 in cash and cash equivalents; and

-

 Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In adopting the release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

We are not a blank check company as defined by Rule 419 of the Securities Act of 1933:

-

We do not deny that we are a development stage company issuing penny stock.

-

We have purchased inventory and have generated revenue from sales during 2014.

-

Our registration statement has been expanded to contain more specific disclosure related to the nature of our business and our business plan.  Mr. David and Edward Lazar are out seeking wholesalers and distributors as customers.  Since we are purchasing lower quality diamonds from direct suppliers, we can sell them at competitive price points while still generating a profit on the sale.  In addition, we have been working with suppliers that are giving us diamonds on memorandum and we are doing the same. In the diamond industry, it is common for wholesalers to have a limited inventory.  They receive other diamonds from different wholesalers on memorandum.  These diamonds are typically held in inventory for up to 60 days.  If a sale is made, then the original holder sends an invoice to the seller, and the seller then buys the diamond that it is going to sell.  If a diamond is not sold at the end of the 60 day period, then it is sent back to the original wholesaler.  We are interviewing additional salesman to take our diamonds out to market and we are looking to hire salesmen in the east and west coast as well as in the south.  We plan to expand into international market as well. Since we are getting pre-cut diamonds, we do not need to maintain any manufacturing facilities, which further reduces our overhead

As evidenced above, we have a very specific business plan and have been selling inventory and generating revenues in accordance with that business plan.  As a result, we do not fall under the scope of “blank check Company”.  The disclosure has been revised to provide a more detailed business plan.

3. Please supplement your filing with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, whether or not they retain copies of the communications. Similarly, please supplement your filing with any research reports about you that are published or distributed by any broker or dealer that is participating or will participate in your offering in reliance upon Section 2(a)(3) of the Securities Act of 1933, as added by Section 105(a) of the Jumpstart Our Business Startups Act.

No written communications have been made with any potential investors, and no research reports have been published or distributed by any broker or dealer that is participating in the offering.

Cover Page of the Registration Statement

Calculation of Registration Fee, page 2

4. We note the footnote to the fee table which states that the calculation was estimated pursuant to Rule 457(c). However, we also note your disclosure throughout the registration statement that there is no market for your securities. If the footnote is incorrect, please revise the footnote accordingly.

The disclosure has been revised to indicate that the calculation was estimated pursuant to Rule 457(o).

Prospectus Cover Page

5. Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. (emphasis added). Please refer to Item 501(b)(3) of Regulation S-K. Please also state that there is no guarantee that you will sell any of the securities being offered. This comment also applies to the “Use of Proceeds” disclosure on page 7.

The disclosure has been revised to include the net proceeds from this offering, assuming the sale of 25%, 50%, 75%, and 100% of the shares offered.  In addition, it has been appropriately disclosed that there is no guarantee that we will sell any of the securities being offered.

Prospectus Summary, page 6

6. We note your statement that you are “a wholesaler and marketer of affordable diamonds.” Please clarify here and throughout the registration statement that you plan to be a wholesaler and marketer of affordable diamonds, as it does not appear that you have yet commenced operations, obtained inventory, or generated revenue. Please ensure that in each instance that you describe your proposed operations it is clear that the operations described represent your plans only, and that there is no guarantee that you will commence operations as described. If true, please state in this section that you have not yet obtained any inventory of the products that you plan to sell.

We have commenced operations.  We have acquired inventory, have been marketing to customers, and have made sales.  As a result, we believe our current disclosure is appropriate.

Market for Our Common Stock, page 7

7. Please discuss your auditor’s going concern opinion in the prospectus summary and in the management’s discussion and analysis section of your prospectus, including the fact that your auditor has raised substantial doubt about your ability to continue as a going concern.

The disclosure has been revised to discuss the auditor’s going concern opinion

Risk Factors, page 8

8. Please revise any risk factors that include language that mitigates the point of the risk factor. For example, in the last paragraph on page 12, you discuss how your status as an emerging growth company will allow you to take advantage of certain reporting exemptions, and such information mitigates the risk that your reporting obligations could adversely impact your performance. Similarly, in the last paragraph on page 13, your discussion of opting out of the extended transition period for complying with new or revised accounting standards mitigates the risk that, as an emerging growth company with fewer disclosure requirements, investors might find your common stock less attractive.

The risk factors have been revised to remove all language that mitigates the point of the risk factor.

9. Please revise the last risk factors on pages 10 and 11 to clarify whether you have identified or have any relationships with any distributors or suppliers.

The risk factors have been adjusted to indicate that we have relationships with both distributors and suppliers.

We may need to raise additional funds in the future, page 9

10. Please revise to quantify the amount of additional funds you will require, in order to put this risk into context.

The risk factor has been revised to indicate that the amount of additional funds required depend on the results of this offering, and that the amount needed will be adjusted according to our business plan.

We do not meet the requirements for our stock to be quoted on NASDAQ, page 9

11. Please expand your disclosure to provide additional detail concerning the restrictions on the sale of your common stock as a penny stock. In this regard, please consider discussing (a) that for transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale; and (b) that the rules may affect the ability of purchaser of the shares to sell the shares in the secondary market. Please refer to Section 15(h) of the Exchange Act of 1934, as amended, and Rule 15(g) thereunder.

The risk factor has been expanded to discuss the broker-dealer’s special suitability determination and the rules that may affect the ability to sell shares in the secondary market.

David Lazar, our chief operating officer, currently owns . . . ., page 10

12. We note your statement in the heading of this risk factor that “[y]ou may not have any control over the direction of the company.” Please revise the heading to clarify, if true, that investors will not have the ability to exert any control over the direction of the company, in light of the fact that following the offering Mr. David Lazar will own at least 60% of the company’s outstanding securities.

The risk factor has been adjusted to state that investors will not have any control over the direction of the company.

As most diamond purchases are discretionary, page 11

13. Please revise the heading of this risk factor to clarify that you have not yet generated any revenue to date. In this regard, we note that the statement that “a down turn in general economic conditions may cause [your] revenues to decline” indicates that you have generated revenue.

During 2014, we have acquired inventory and generated revenue from sales according to our business plan.  As we have generated revenue, this risk factor does not require revision.

Forward-Looking Statements, page 14

14. Many of the statements in the prospectus relate to present facts or conditions rather than to historical facts or future events. Accordingly, the first sentence which reads, “[t]he statements contained in this prospectus that are not historical fact are forward-looking statements….” appears to be overly broad. Please narrow your statement accordingly, or remove it.

The disclosure has been removed for clarity.

Plan of Distribution, page 14

15. We note your disclosure that your common stock will be considered a “penny stock” once issued. Please specify the regulations that your stock will be subject to as a result of such a designation and detail the types of disclosure any broker-dealer must make in conjunction with the sale of a penny stock.

The disclosure has been revised to indicate that our stock will be penny stock and subject to several regulations.

Description of Business, page 15

16. Please include the form and year of organization pursuant to Item 101(h)(1) of Regulation S-K.

The disclosure has been adjusted appropriately.

17. Please disclose the geographic markets in which you plan to complete and the geographic areas from which you plan to source the products that you plan to sell. We may have further comment upon reviewing your response. Please refer to Item 101(h)(4)(i) of Regulation S-K.

The disclosure has been revised to indicate that our two main markets are in Los Angeles, California and in Israel.  We have distributers and suppliers in both of these areas.

18. Please include disclosure with regard to required government approvals, the effects of government regulations, any material research and development activities, and the costs and effects of environmental compliance as required by Items 101(h)(4)(viii)-(xi) of Regulation S-K.

The disclosure has been revised to indicate that there are no required government approvals or regulations for our business, we do not conduct research and development activities, and there are no costs for environmental compliance since we do not manufacture any of our products.

Business Strategy, page 15

Marketing our Product Lines, page 16

19. We note your disclosure on page 16 that you will pursue other business activities if you are able to raise greater than $50,000 through this offering. Please provide additional detail regarding the types of other business activities that you will pursue if this offering and your ongoing operations are successful.

This section has been removed, as the company does not intend to pursue other business activities beyond its established business plan.

Distribution, page 18

20. We note your reference in this section to internet sales. Please clarify whether you have a website and plan to sell your products over the internet.

The disclosure has been revised to state that we do not currently have a website, that we will be creating a website upon the completion of the offering, and that we will be making sales through this website.

Use of Proceeds, page 20

21. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 20, please so state, and discuss the way in which you plan to meet your reporting obligations if you intend to first utilize funds to meet your sales and marketing needs. Please refer to Instruction 1 to Item 504 of Regulation S-K. Please also state that there is no guarantee that you will receive any proceeds from this offering.

The disclosure has been revised to more clearly indicate that the order of priority for utilizing funds should the offering not raise at least $50,000 is 1) for general and administrative expenses, including legal and accounting fees incurred in connection with our reporting obligations, 2) for sales and marketing, and then 3) for website development.  A disclosure has been added stating that there is no guarantee that we will receive any proceeds from this offering.

Dilution, page 21

22. Your tangible book value per share as of December 31, 2013 is negative. Please revise your disclosure to clearly indicate the tangible book value per common share before the offering is negative and the related effect on dilution to new investors.

The disclosure has been revised to correctly indicate the appropriate net tangible book value before the offering, and the related effect on dilution to new investors.

23. Other than net tangible book value per common share before offering (please refer to above comment 22) please explain how each item of your dilution table was calculated. It appears you may have based you dilution table on the 3,000,000 shares outstanding prior to the offering. If our understanding is correct, please compute net tangible book value per share after the distribution; the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers on the net tangible assets and total shares outstanding after the offering. Please also confirm the dilution to investors is calculated as the offering price minus the pro forma net tangible book value per share after the offering.

The disclosure has been revised to base the dilution table on 3,000,000 shares plus the shares sold for that funding level.  The net tangible book value per common share before the offering was computed using the total stockholders’ equity divided by the number of shares outstanding (3,000,000).  The pro-forma net tangible book value per common share was computed using the stockholders’ equity added to the net proceeds of the offering, which was then divided by the shares outstanding based on the number sold for that funding level.  The dilution to investors was computed using the offering price minus the pro forma net tangible book value after the offering.

24. Please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75% and 100% of the shares of common stock offered are sold. Please refer to Item 506 of Regulation S-K.

The disclosure has been revised to provide a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75%, and 100% of the shares of common stock offered are sold.

Management’s Discussion and Analysis of Financial Condition and the Results of Operations, page 22

25. Please discuss in greater detail the status of the development of your product line and your relationships with suppliers, manufacturers, and potential customers.

The disclosure has been revised to provide greater detail regarding our product line and our relationships with suppliers, manufacturers, and customers.

26. In an appropriate place in this section, and elsewhere in your prospectus as applicable, please discuss how you plan to fund any necessary inventory purchases, as it does not appear that you currently have any inventory and it does not appear that you have allocated any funds from this offering to the purchase of inventory.

The disclosure has been revised to indicate that there is an oral agreement with Mr. David Lazar to provide up to $50,000 in funding to be used for working capital.

Plan of Operations, page 23

27. We note your statement that you “believe that [you] will need to increase net sales and expand gross margin.” However, it appears that you have not yet generated any revenue or made any sales. Please revise this language accordingly.

The disclosure has been appropriately revised.

28. We note your disclosure regarding the milestones you will need to accomplish in order to implement your business plan in the next twelve months. As presently written, this section does not provide investors with enough detail. Please revise your disclosure to fully describe each milestone, discuss how you will perform and/or achieve the milestone, and delineate the timeframe for achieving each milestone. In this regard, please clarify whether the timeline for achieving the milestones listed on page 23 is dependent upon the completion of each prior milestone. For example, please clarify whether you expect the execution of your marketing strategy to take 3-12 months after the development of your product line is complete.

The disclosure has been revised to expand the milestone discussion.  The new disclosure both expands the description of the milestones and clarifies the amount of time we expect each milestone to take, as well as when we expect to begin each milestone.

Liquidity and Capital Resources, page 23

29. Please expand your discussion to disclose your ability to fund your operations without the proceeds from the offering. If you are dependent on the proceeds from the offering, state so.

The disclosure has been revised to indicate that we are not dependent on the proceeds from the offering, as we are funded by our management.

Going Concern, page 24

30. We note that your disclosure in this section differs from the disclosure in Note 1 to your financial statements. Specifically, in Note 1 you disclose that management intends to seek additional funding through public or private placement offerings if you struggle to develop according to your business plan. Please clarify management’s position on seeking further financing through additional debt or equity offerings and disclose in detail management’s plan to finance the company as it develops. Please revise your risk factor disclosure, as appropriate.

The disclosure has been revised to indicate that we currently have an oral arrangement with Mr. David Lazar in which he has agreed to lend up to $50,000 to the company for use as working capital.  Should this additional amount be insufficient in the future, we may seek to raise additional funds through public or private placement offerings.

Directors, Executive Officers, Promoters and Control Persons, page 25

31. Please reconcile your disclosure that each director is selected for a term of one year with provision 3.02 of your Bylaws that states that all directors are elected for two-year terms.

The disclosure has been appropriately revised to state that all directors are elected for two-year terms.

32. Noting your disclosure that you currently have one sales representative responsible for the marketing of your anticipated product line, please provide disclosure about such person in accordance with Item 401(c) of Regulation S-K. If your sales representative is Mr. Edward Lazar or Mr. David Lazar, please state this fact. In this regard, we note your disclosure on page 19 that you have one full-time employee and one part-time employee, and your disclosure on page 26 that your “officers and directors intend to devote 100% of their time to the registrant.” Please revise for clarity.

The disclosure has been revised to indicate that Mr. Edward Lazar is working full time as our sales representative, and will be expected to work 30-40 hours a week.  Mr. David Lazar will be working part time performing administrative tasks for the company and will be expected to work 20 hours a week

Business Experience, page 26

33. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led you to the conclusion that Edward Lazar and David Lazar should serve as directors. For additional information, please refer to Item 401(e) of Regulation S-K.

The disclosure has been revised to indicate that Mr. Edward Lazar was selected as a director due to his working in the diamond industry as a sales and pricing consultant since 1977, and that Mr. David Lazar was selected as a director due to the business and marketing skills he acquired as an account manager for a transfer agent.

34. We note your disclosure that Edward Lazar has been acting as a consultant in the diamond industry for the last five years. Please provide additional detail regarding the activities undertaken by Mr. Lazar in his role as a consultant and clarify whether he still acts as a consultant in the diamond industry. In doing so, please advise us whether any of the activities undertaken in Mr. Lazar’s role as a consultant could conflict with his role as your chief executive officer, and revise your prospectus accordingly.

The disclosure has been revised to indicate that Mr. Lazar had worked as a self-employed consultant.  His main job was assisting people in buying diamonds and giving opinions regarding the price of diamonds.  He is no longer working as a consultant and is working full-time for the registrant.

Security Ownership of Certain Beneficial Owners and Management, page 29

35. It appears that the amounts presented in the “As a group” row of the beneficial ownership table are incorrect. Please advise or revise. In this regard, we note that it appears that David Lazar will own 60% of the common stock outstanding after the offering, assuming all of the shares offered are sold, and it does not appear that Edward Lazar currently owns any of your common stock.

The disclosure has been revised to state that the officers and directors as a group will own 60% of the common stock outstanding after the offering.  Edward Lazar does not currently own any shares of the company.

Certain Relationships and Related Transactions, page 29

36. Please also include in this section the 3,000,000 shares issued to David Lazar on October 31, 2013. Please refer to Items 404(c) and (d) of Regulation S-K.

The disclosure has been appropriately revised to include this related transaction.

Part II – Information not Required in Prospectus, page 48

Item 17. Undertakings, page 49

37. Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

The disclosure has been revised to include both of these undertakings.

The company acknowledges that:

-

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Edward Lazar

Edward Lazar

Chief Executive Officer

Dico, Inc.